Blacksands Petroleum Inc.
401 Bay Street, Suite 2700, PO Box 152
Toronto, Ontario Canada M5H 2Y4

Tel: +1 (416) 359 7805

Fax: +1 (416) 359 7801

E-mail: pparisotto@coniston.ca

Website:  www.blacksandspetroleum.com

August 18, 2008

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax:	202-772-9368

Original follows by mail

Dear Mr. Giugliano:

Re:	Blacksands Petroleum, Inc.
Form 10-KSB for Fiscal Year Ended October 31, 2007, Filed January 29, 2008
Form 10-Q for Quarterly Period Ended January 31, 2008, Filed March 24, 2008
Response Letter Dated May 15, 2008
File No. 000-51427

Further to your letter of July 8, 2008, we have incorporated our responses to each of the SEC comments included in your letter of July 8, 2008 below.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

Item 1 – Description and Development of Business, page 3

1.	We note your response to prior comment number two and are continuing to evaluate your response.

MANAGEMENT’S RESPONSE:

No further response needed at this time.

Item 6 – Management’s Discussion and Analysis

Plan of Operation, page 22

2.         We note your proposed disclosure in response to our prior comment number three. Please further expand this disclosure to include a discussion of the nature and amount of anticipated expenditures as well as the timing and amount of anticipated cash flows. Your expenditure and cash flow disclosure should correlate to your exploration plan and should address the next fiscal year as well as periods beyond. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. In responding to this comment, please provide us a sample of your planned expanded disclosure. Please refer to FRC 501 and Interpretative Release No. 33-8350: “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Release No. 33-8350 can be located on our website at: http//ww.sec.gov/rules/interp/33-8350.htm.

MANAGEMENT’S RESPONSE:

We proposed some expanded disclosure in our letter of May 15, 2008 and in the draft 10KSB and draft 10Q attached to that letter. We believe that we have provided appropriate disclosure in our proposed expanded disclosure.

Report of Independent Registered Public Accounting Firm, page 28

3.         In response to prior comment number 5, we note you obtained a revised audit report in which your current auditor has made reference to the report of a previous auditor. It appears that this reference has been made as a basis, in part, for their opinion on your financial statements for the period from Inception thru October 31, 2007. However, the audit scope and identification of financial statements in your current auditor’s revised report does not actually include the financial statements which cover the period from Inception thru October 31, 2007, and as such it does not appear your auditor has taken responsibility for the financial statements of this period. Please note that although the principal auditor is permitted to refer to other auditors whose reports are being relied upon, principal auditor association with the inception to date information is required as long as you are in the development stage.

Please refer your current principal auditor to paragraphs 10 and 11 of AU Section 543 for guidance on procedures to be performed when making reference to the report and audit of another auditor. Also refer your auditor to paragraph 13 of AU Section 508 and paragraphs six thru nine of AU Section 543 for a form and content guidance regarding reporting the principal auditor’s reliance upon reports and audits of another auditor as a basis, in part, for their own opinion.

Please also note that Rule 2-05 of Regulation S-X requires that when the principal accountant elects to place reliance on the work of another accountant and makes reference to that effect in their report, the separate report of the other accountant shall be filed.

Please obtain and provide a revised audit report(s) to address the above comment. Please call us if you have any questions.

MANAGEMENT’S RESPONSE:

We have consulted with our current principal auditor and propose this wording of the Report of the Independent Auditor for the Form 10KSB of October 31, 2007:

To the Stockholders and Board of Directors Blacksands Petroleum, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Blacksands Petroleum, Inc. and Subsidiary as of October 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and for the period October 12, 2004 (inception) through October 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements as of October 31, 2005 and for the period October 12, 2004 (inception) through October 31, 2005 were audited by other auditors whose report dated January 30, 2006 expressed an unqualified opinion on those statements. The financial statements for the period October 12, 2004 (inception) through October 31, 2005 include total expenses and net loss of $13,796 and $13,780 respectively. Our opinion on the statements of operations, stockholders’ equity and cash flows for the period October 12, 2004 (inception) through October 31, 2007 insofar as it relates to amounts for prior periods for October 31, 2005 is based thoroughly on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blacksands Petroleum, Inc. and Subsidiary as of October 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended and the periods from October 12, 2004 (inception) through October 31, 2007, in conformity with U. S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred net losses and negative cash flows from operations, which raises substantial doubt about the Company’s ability to continue as a going concern as more fully described in Note 1. These issues among others raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New York, New York January 28, 2007	/s/ Sherb & Co., LLP ------------------------ Sherb & Co., LLP

Item 7 – Financial Statements, page 28

Consolidated Statement of Operations, page 30

4.         In your response to prior comment number six, we note you provided us with your calculation of the weighted average number of shares used in calculating basic and diluted loss per common share. However, you have not indicated to us how the actual loss per share was calculated. Please tell us what amount you used as the numerator in your calculation. If that amount is different from your reported net loss for the year, please tell us your basis for the difference.

MANAGEMENT’S RESPONSE: The numerator used in the calculations is the net loss for the year in the amounts of $1,718,165 and $308,798 and $2,040,743 respectively.

Footnote 3 – Oil and Gas Property Costs, page 38

5.         We note your expanded property acquisition cost disclosure in response to prior comment number nine includes a component titled “additional acquisition cost allocated to oil & gas property costs on capital contributions to Access Energy Inc subsequent to the acquisition” in the amount of $261,656. Please tell us the nature of this amount, the form of capital contributed, whether it was part of the original Access Energy purchase agreement, and whether this amount relates to any specific purpose. Please tell us the accounting literature you relied upon to support capitalization of the capital contributed to your consolidated subsidiary.

MANAGEMENT’S RESPONSE: The capital contribution was $1,046,622 cash paid by Blacksands to Access by way of paid in capital after the acquisition. Under the terms of the agreement to purchase 75% of Access, Blacksands is required to make capital contributions to Access (with no such requirement on the part of the minority shareholder of Access) until Access can fund its own exploration and other costs. The terms of these contributions are noted under the “Annual Budget” in the October 31, 2007 Form 10-KSB filing. The amount capitalized is in recognition of the value of the oil and gas properties, and is equal to 25% of the capital contributed. The additional capital contributed increases the purchase price of the subsidiary, and since Blacksands owns 75% of Access, the 25% premium paid has been allocated to the oil & gas property costs.

The additional capital contribution is considered Contingent Consideration as defined in FAS 141. The amount of the contingent consideration was not determinable at the date of acquisition, and is further dependent on Access becoming self-sufficient from a cash flow point of view. We have therefore treated the additional capital contribution as contingent consideration relating to the acquisition (and as an additional cost of the acquisition of Access) with characteristics similar to Contingency-based on Earnings as defined in paragraph 28 of FAS 141.

6.         We also note you capitalized “costs incurred from August 3, 2007 to October 31, 2007” in the amount of $454,301. Please tell us the nature of these costs and your basis for capitalization pursuant to FAS 19. To the extent these costs represent payments pursuant to the original purchase agreement, please tell us why they were not allocated to property acquisition in the original asset allocation along with the corresponding liability for future purchase price payments.

MANAGEMENT’S RESPONSE:

These costs were incurred in connection with the acquisition of property and consisted of payments under the Impact Benefit Agreement (“IBA”) between Access and the Buffalo River Dene Nation (“BRDN”) (mostly of reimburseable expenses and non-recoverable goods and services tax), not known at the time of the acquisition. Access is required to make continuing payments to the BRDN under the IBA over the

IBA’s 20-year life to continue to receive the benefit of surface rights to the A10 Project. However, Access has the right under the agreement to terminate the agreement with the Buffalo River Dene Nation at any time, and to cease making payments to the BRDN, should it choose to abandon the A10 Project. On the basis of this provision, management considered that it was not appropriate to set up future contingent payments to the Buffalo River Dene Nation, and the related liability.

7.         We note your expanded property acquisition cost disclosure in response to prior comment number nine includes a component titled “exchange adjustments” in the amount of $247,923. Please tell us whether this amount is a translation gain/loss (as defined by paragraph 13 of FAS 52), a transaction gain/loss (as defined by paragraph 15 of FAS 52), or another currency/exchange amount. To the extent that it aids in your response, please consider telling us, in summary, how this amount was derived.

MANAGEMENT’S RESPONSE:

Access Energy, the Company’s subsidiary, is a Canadian company. Access Energy’s assets and liabilities are translated to US Dollars at exchange rates prevailing at the period end. The translation gains and losses on the net investment in the subsidiary are reflected in comprehensive income or loss. The $247,923 is the increase in the US$ amount of oil & gas property costs from the date of acquisition to October 31, 2007 as the Canadian$ amounts were converted to US$ at the exchange rates prevailing at the two period end dates. The resulting gain has been credited to comprehensive income.

8.         We note your response to prior comment number nine in which you propose a change in your financial statement disclosure due to an inadvertent error. Please clarify whether you believe this change is the correction of an error in previously issued financial statements, as defined by paragraph 25 of FAS 154. If you believe the inadvertent error is a correction of an error in previously issued financial statements, please expand your disclosure to satisfy the requirements of paragraph 26 of FAS 154. If you do not believe this change is the result of a correction of an error in previously issued financial statements, please tell us the basis for your conclusion.

MANAGEMENT’S RESPONSE: We have reviewed FAS 154, particularly the definitions provided in paragraph 25 and the disclosure in paragraph 26. The inadvertent error referred to in our response to prior comment nine only impacts the analysis provided in the note to the financial statements and has no impact on the current or prior periods’ assets, liabilities, shareholders’ equity, statement of operations, or cash flow. On this basis, and given the relatively small change in the note disclosure, we believe that although this change is the result of a correction of an error in previously issued financial statements as defined by paragraph 25 of FAS 154, it is in no way material to the financial statements. We propose to reflect the correct analysis in the notes in future financial statements, as needed.

Footnote 4 – Stockholders’ Equity, page 39

9.         In regards to our prior comment number 11, please note that stock splits and other similar events impacting the number of basic and diluted shares outstanding should be reflected retroactively for all periods presented so as to provide comparability of per-share amounts, equity ratios, and other capitalization measures. Please modify your disclosure accordingly. Please also provide supplemental disclosure of the date and nature of the stock split so as to inform the reader that the stock amounts disclosed give effect to the split retroactively for all periods presented. Please refer to SAB Topic 4:C for additional guidance.

MANAGEMENT’S RESPONSE:

We will amend the disclosure as requested.

Footnote 7 – Stock Options and Warrants, page 41

10. We have considered your response to our prior comment number 13. It appears that your warrants are an equity-linked financial instrument whose strike price is denominated in a currency (USD) other than your functional currency (CAD), as contemplated within the scope of EITF 07-5. EITF 07-5 was ratified by the FASB on June 25, 2008 and will be effective for financial statements issued for fiscal years beginning after December 15, 2008. Please continue to monitor the applicability of EITF 07-5 to your warrants and other equity-linked financial instruments.

Please confirm that, in future filings, you will consider the need to disclose the impact of EITF 07-5 pursuant to SAB Topic 11.M.

MANAGEMENT’S RESPONSE:

We confirm that in our future filings we will consider the need to disclose the impact of EITF 07-5 pursuant to SAB Topic 11.M.

Footnote 11 – Acquisition of Access Energy Inc. (“Access”), page 43

11.       We note your response to prior comment number 14 regarding warrants issued in conjunction with your acquisition of Access Energy (“Access Warrants”). We are not in a position to agree that paragraph 23 of FAS 141 provides a basis for not valuing the Access Warrants. Paragraph 23 provides guidance for deviating from the market price of equity securities used in determining the cost of an acquired entity, in instances where the quoted market price of those securities is not the fair value.

Your response indicates that you used the fair value of the acquired entity to measure the value of the consideration given. Paragraph 20 of FAS 141 states “the fair values of other assets distributed as consideration, such as marketable securities or properties, and the fair values of liabilities incurred by an acquiring entity shall be used to measure the cost of an acquired entity”. Please tell us why you believe your methodology complies with this guidance. Please also tell us whether you have considered the use of valuation models (i.e. Black-Scholes-Merton or lattice/binomial) as a method for determining the fair value of the Access Warrants. If so, please tell us the method or model used, the significant inputs, and other assumptions or adjustments which resulted in the fair value determination.

If you continue to believe paragraph 23 of FAS 141 is applicable, please tell us how you have determined that “the quoted market price is not the fair value of the equity securities”. Please also tell us what items you considered, and the relative weight attributed to each item, in determining the amount to be recorded in accordance with paragraph 23. Your response should address all relevant aspects of the acquisition, including the results of the negotiations and independent appraisals which aided you in determining the fair value of the transaction. Please summarize your analysis that resulted in the attribution of no value to the Access Warrants in relation to the $3,234,545 in other consideration tendered in the acquisition.

MANAGEMENT’S RESPONSE: In assessing the fair value of the assets acquired, including the Access Warrants, we studied all aspects of the acquisition including the negotiations. The Access Warrants were granted in consideration for the future acquisition by Access of an additional project (other than the A10 Project), which at the time of the acquisition (and to date) had not been secured. This was one of the conditions of granting the Access Warrants - that they would not vest until Access was able to successfully secure an additional project. At the time of the acquisition, we did not consider that any value could be attributed to the Access Warrants as no additional project had been secured, and there was no certainty that any additional project would be secured.

We then considered whether one of the known valuation models (Black-Scholes) could be used in valuing the Access Warrants. In so considering, we determined that although Black-Scholes would be an acceptable method for valuing such warrants - any value so calculated would be contingent upon the vesting of the Access Warrants, which would only take place if and when a new project was secured by Access through the efforts of Reg Burden. (In the course of our review of this comment, we noted that the Warrant Certificate did not reflect the negotiated vesting provision of the Access Warrants – being the acquisition of another project - contrary to conversations and email correspondence in the course of the negotiations. We are working with our legal counsel to correct this deficiency in the Warrant Certificate. And we will file an amended version on Form 8-K when the correction is finalized, likely in the next couple of weeks.)

Further reviewing FAS 141, we determined that paragraph 28 provided guidance as to the timing of the recognition of the value of the Access Warrants. Since vesting of the Access Warrants is contingent upon securing an additional project, we concluded that the Access Warrants are a contingent consideration the value of which would only be recorded if and when an additional project is secured. At that time, when such an additional project is secured, the value of the additional consideration, being the Access Warrants, will be recorded as an additional cost of the acquisition of Access.

This concludes our response to your letter of July 8, 2008. Please advise if there are any further comments.

Yours truly,

/s/  Paul A. Parisotto
______________________________

Paul A. Parisotto

President & Chief Executive Officer